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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

     TiNV1, Inc. (a California Corporation)
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   (Last)               (First)                 (Middle)

     2231 Raquet Hill Drive
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                                    (Street)
     Santa Ana                     California                    92705

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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

          September 2, 1998

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3. IRS or Social Security Number of Reporting Person (Voluntary)
     95-4703440

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4. Issuer Name and Ticker or Trading Symbol
     TERRA NATURAL RESOURCES CORPORATION     NVMH

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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   Common Stock                          5,500,000                   (D)

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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date         Expira-                                Number         Price of       Indirect       Beneficial
1. Title of Derivative   Exer-        tion                                   of             Derivative     (I)            Ownership
   Security (Instr. 4)   cisable      Date            Title                  Shares         Security       (Instr.5)      (Instr. 5)
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Option*                  Aug 28 '98*  Sept 1 '05      Common Stock           70,000,000    $0.335         (D)
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Explanation of  Responses:  Table II:  *The   Option  Agreement  is  subject  to
     approval by the shareholders of Terra Natural Resources Corp. of:
  (1) the Option Agreement
  (2) amendment  of  Terra's   certificate  of   incorporation  to  increase the
      authorized number of common shares to 250,000,000


     /s/ Tetsuo Kitagawa, President
      on behalf of TiNV1, Inc.                              September 23, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


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